UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

GTX INC /DE/

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

40052B108

(CUSIP Number)

April 02, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40052B108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Formanek Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

7,400,000 (1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

7,400,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

(1) Includes 3,700,000 shares of GTx, Inc. common stock, par value $0.001 per share (the “Common Stock”), held by the Formanek Investment Trust (the “Trust”) and 3,700,000 shares of Common Stock issuable upon the exercise of warrants, which the Trust purchased in November 2014 and are deemed to be beneficially owned by the Trust pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934 (the “Warrants”). Peter R. Formanek, Jonathan P. Formanek and Walter Rotchild are trustees of the Trust and share voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.

(2) Based on 140,325,643 shares of Common Stock outstanding as of March 9, 2015, as reported in the GTx, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2015, and assumes the exercise of the Warrants.

CUSIP No.	40052B108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter R. Formanek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

43,646 (1)

	6	SHARED VOTING POWER

7,436,646 (2)

	7	SOLE DISPOSITIVE POWER

43,646 (1)

	8	SHARED DISPOSITIVE POWER

7,436,646 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,480,292

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1 (3)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes 43,646 shares of Common Stock owned by various trusts of which Peter R. Formanek is the sole trustee.

(2) Includes 3,700,000 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust. Peter R. Formanek is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust. Also includes 36,646 shares of Common Stock owned by various trusts or accounts of which Peter R. Formanek is a co-trustee or over which he shares investment authority.

(3) Based on 140,325,643 shares of Common Stock outstanding as of March 9, 2015, as reported in the GTx, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2015, and assumes the exercise of the Warrants.

CUSIP No.	40052B108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan P. Formanek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

7,400,000 (1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

7,400,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes 3,700,000 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust. Jonathan P. Formanek is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.

(2) Based on 140,325,643 shares of Common Stock outstanding as of March 9, 2015, as reported in the GTx, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2015, and assumes the exercise of the Warrants.

CUSIP No.	40052B108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Walter Rotchild

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

7,400,000 (1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

7,400,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes 3,700,000 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust. Walter Rotchild is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.

(2) Based on 140,325,643 shares of Common Stock outstanding as of March 9, 2015, as reported in the GTx, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2015, and assumes the exercise of the Warrants.

Item 1.

(a)	Name of Issuer
GTx, Inc.

(b)	Address of Issuer’s Principal Executive Offices
175 Toyota Plaza, 7th Floor Memphis, Tennessee 38103

Item 2.

(a)	Name of Person Filing
(1)	Formanek Investment Trust

(2)	Peter R. Formanek

(3)	Jonathan R. Formanek

(4)	Walter Rotchild

(b)	Address of Principal Business Office or, if none, Residence
(1)	Formanek Investment Trust 6075 Poplar Avenue Suite 726 Memphis, Tennessee 38119
(2)	Peter R. Formanek c/o Formanek Investment Trust 6075 Poplar Avenue Suite 726 Memphis, Tennessee 38119
(3)	Jonathan R. Formanek c/o Formanek Investment Trust 6075 Poplar Avenue Suite 726 Memphis, Tennessee 38119
(4)	Walter Rotchild c/o Formanek Investment Trust 6075 Poplar Avenue Suite 726 Memphis, Tennessee 38119

(c)	Citizenship
(1)	Formanek Investment Trust: The Trust is a trust governed under the laws of the State of Texas.
(2)	Peter R. Formanek: United States
(3)	Jonathan R. Formanek: United States
(4)	Walter Rotchild: United States

(d)	Title of Class of Securities
Common Stock, par value $0.001 (the "Common Stock")

(e)	CUSIP Number
40052B108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Formanek Investment Trust: 7,400,000
(2)	Peter R. Formanek: 7,480,292
(3)	Jonathan R. Formanek: 7,400,000
(4)	Walter Rotchild: 7,400,000

(b)	Percent of class:
(1)	Formanek Investment Trust: 5%
(2)	Peter R. Formanek: 5.10%
(3)	Jonathan R. Formanek: 5%
(4)	Walter Rotchild: 5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Formanek Investment Trust: 0
(2)	Peter R. Formanek: 43,646
(3)	Jonathan R. Formanek: 0
(4)	Walter Rotchild: 0

(ii)	Shared power to vote or to direct the vote:
(1)	Formanek Investment Trust: 7,400,000
(2)	Peter R. Formanek: 7,436,646
(3)	Jonathan R. Formanek: 7,400,000
(4)	Walter Rotchild: 7,400,000

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Formanek Investment Trust: 0
(2)	Peter R. Formanek: 43,646
(3)	Jonathan R. Formanek: 0
(4)	Walter Rotchild: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Formanek Investment Trust: 7,400,000
(2)	Peter R. Formanek: 7,436,646
(3)	Jonathan R. Formanek: 7,400,000
(4)	Walter Rotchild: 7,400,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORMANEK INVESTMENT TRUST

Date: April 13, 2015	By:	/s/ Peter R. Formanek
Name: Peter R. Formanek
Title: Trustee

Date: April 13, 2015	By:	/s/ Peter R. Formanek
Name: Peter R. Formanek

Date: April 13, 2015	By:	/s/ Jonathan P. Formanek
Name: Jonathan P. Formanek

Date: April 13, 2015	By:	/s/ Walter Rotchild
Name: Walter Rotchild

Footnotes:
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of date written below.

Date: April 13, 2015

FORMANEK INVESTMENT TRUST

By: /s/ Peter R. Formanek
Name: Peter R. Formanek
Title: Trustee

/s/ Peter R. Formanek
PETER R. FORMANEK

/s/ Jonathan P. Formanek
JONATHAN P. FORMANEK

/s/ Walter Rotchild
WALTER ROTCHILD

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)